EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES AGREES TO

ACQUIRE COAL MINING COMPANY IN GUIZHOU PROVINCE, PRC

HONG KONG, August 13, 2008 – CHINA NATURAL RESOURCES, INC. (NasdaqCM: CHNR), a company based in the People’s Republic of China (“PRC”), today announced that, on August 11, 2008 it entered into an agreement (the “Agreement”) with Feishang Group Limited (“Shareholder”), a related party, pursuant to which China Natural Resources agreed to acquire from the Shareholder  (a) all of the issued and outstanding capital stock (the “Shares”) of Newhold Investments Limited (“Newhold”) and its wholly-owned subsidiaries (collectively, the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to the Shareholder on the closing date (“Indebtedness”).

Newhold, through its 70% owned operating subsidiary, Guizhou Yongfu Mining Co., Ltd (“Guizhou Yongfu”), owns mining rights to Yongsheng Coal Mine, a coal mine covering a total area of 18.234 square kilometers located in Jinsha County, Guizhou, the PRC.

The purchase price for the Shares and Indebtedness is US$42,000,000, subject to adjustment. The purchase price was negotiated by reference to a Geological Survey Report compiled by a licensed geological exploration bureau in March 2007, estimating the mine’s coal resources at over 120 million tons. The purchase price is subject to reduction(a) to the extent that an independent Technical Review Report to be prepared confirms the mine’s coal resources at less than 120 million tons and (b) to reflect the net assets of the Coal Group on the closing date. Additional details of the transaction are contained in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 13, 2008.

Subject to the satisfaction of all conditions contained in the Agreement, a closing is expected to occur in February 2009.

Mr. Feilie Li, the Company’s CEO and Chairman commented: “We have been seeking various opportunities to expand our coal and metal reserves through acquisitions. Given the increasing demand for coal in the PRC, it is our intention to continue our expansion in the resources exploitation business in this enormous market”.

About China Natural Resources

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, micaceous oxide and copper concentrate extracted or produced at  mines primarily located in Anhui Province in the PRC, (b) operating a copper smelting facility in Inner Mongolia, PRC, and the sale of copper, gold, silver and sulfuric acid resulting from the smelting process; and (c) expansion of our mining operations to include the acquisition, exploration, development and production of coal resources in the PRC.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, risks and uncertainties associated with the acquisitions and assimilation of additional mining operations, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

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